UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

DEEP WELL OIL & GAS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

243798 10 5
(CUSIP Number)

Malik Youyou
Build 2, 17 Skakovaya Str., Moscow, 125040 Russia
7 495 777 0134
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 243798105

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):

Malik Youyou

2.	Check the Appropriate Box If a Member of a Group

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds

PF

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization:

FRANCE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 115,206,091 (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 115,206,091(1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

115,206,091(1)

(1) Mr. Malik Youyou has served the Deep Well Oil & Gas, Inc. (the “Deep Well”) as director since August 20, 2008 and Vice Chairman since January 1, 2014. As of the date of this Schedule 13D Amendment No. 9, Mr. Youyou beneficially owns 115,206,091 shares of Deep Well’s common stock, of which 106,458,739 shares are held directly and 7,847,352 shares are held indirectly by Westline Enterprises Limited, a corporation 100% owned by Mr. Youyou. Mr. Youyou also presently holds directly options to acquire 900,000 shares of Deep Well’s common stock. Assuming the issuance of 900,000 shares of Deep Well’s common stock, pursuant to the exercise of Mr. Youyou’s presently exercisable options, Mr. Youyou would beneficially own 50.03% of Deep Well’s outstanding common stock. As of the date of this Schedule 13D Amendment No. 9, Mr. Youyou had not exercised any of these currently outstanding options and without the exercise of Mr. Youyou’s outstanding options, Mr. Youyou has a 49.83% ownership of Deep Well’s issued and outstanding common stock.

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row (11):

50.03% (2)

(2) As of the date of this Schedule 13D Amendment No. 9, Deep Well has 229,374,605 issued and outstanding shares of common stock. Taking into effect that Mr. Youyou directly and indirectly currently has 115,206,091 shares of common stock of Deep Well and only if Mr. Youyou exercises all of his options to acquire an additional 900,000 shares of Deep Well’s common stock, Mr. Youyou would have 50.03% of the issued and outstanding common stock of the Deep Well. Mr. Youyou had not exercised any of these currently outstanding options as of the date of this Schedule 13D Amendment No. 9.

14.	Type of Reporting Person:

IN

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This Amendment No. 9 amends the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC’) on March 18, 2008 and amended on July 1, 2008, August 19, 2008, November 20, 2008, November 23, 2010, November 10, 2011, December 12, 2012, July 23, 2014 and July 28, 2015 (such Schedule 13D, as amended, the “Original 13D”). Unless otherwise stated herein, the Original 13D remains in full force and effect. Terms used therein and not defined herein shall have the meanings given to them in the Original 13D. This Amendment No. 9 amends and restates in its entirety Item 1, 3, 5, and 7 of the Original 13D.

ITEM 1. SECURITY AND ISSUER.

This amended Schedule 13D relates to the common stock, par value $0.001 per common share, of Deep Well Oil & Gas, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at Suite 700, 10150 100 Street, Edmonton, Alberta T5J 0P6 Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Pursuant to a subscription agreement dated November 9, 2010, Deep Well Oil & Gas, Inc. (the “Company”) completed a private placement with Mr. Malik Youyou, a director of the Company, of which warrants were issued. Each warrant entitles the holder the option to purchase one common share at a price of $0.105 for a period of three years from the date of closing. On July 28, 2015, the Company’s Board approved that the expiry date of the warrants be extended from November 23, 2015 to November 23, 2016. In consideration for extending the expiry date of the warrants to November 23, 2016 the Company and Mr. Youyou agreed to reduce the number of warrants from 28,571,428 to 20,737,662 with the exercise price remaining the same as the original warrant and all other terms of the warrant remaining unchanged. On November 23, 2016, 20,737,662 warrants expired unexercised.

Pursuant to a subscription agreement dated November 23, 2012, the Company closed a private placement with Mr. Malik Youyou, a director of the Company, of which warrants were issued. Each warrant entitles the holder the option to purchase one common share at a price of $0.105 for a period of three years from the date of closing. On July 28, 2015, the Company’s Board approved that the expiry date of these warrants be extended from November 23, 2015 to November 23, 2016. In consideration for extending the expiry date of the warrants to November 23, 2016 the Company and Mr. Youyou agreed to reduce the number of warrants from 42,857,142 to 31,106,494 with the exercise price remaining the same as the original warrant and all other terms of the warrant remaining unchanged. On November 23, 2016, 31,106,494 warrants expired unexercised.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Youyou beneficially owns an aggregate of 115,206,091 shares and after taking into effect Mr. Youyou’s expired warrants, Mr. Youyou now has 50.03% of the issued and outstanding common stock of the Deep Well. As of the date of this Schedule 13D Amendment No. 9, Mr. Youyou has not exercised his right to acquire 900,000 common shares from the exercise of Mr. Youyou’s outstanding options.

(b) Currently, without the exercise of Mr. Youyou’s outstanding options, Mr. Youyou has the sole power to vote or dispose of 114,306,091 shares of common stock of Deep Well, which represents 49.83% of Deep Well’s issued and outstanding common stock as of the date of this Schedule 13D Amendment No. 9. Mr. Youyou currently has no right to vote his 900,000 vested stock options. Mr. Youyou will not acquire the right to vote or dispose of his option shares until such time as he exercises his options. The 900,000 options are currently exercisable. Mr. Youyou has sole dispositive power as to the options and will acquire sole voting and dispositive power as to Deep Well’s common stock only upon exercise of his options.

(c) Since the last Schedule 13D Amendment No. 8 filed by Mr. Youyou on August 7, 2015 and up to Mr. Youyou’s last filed Form 4, Mr. Youyou’s ownership of Deep Well’s common stock decreased by 9.18%, after taking into effect Mr. Youyou’s expired warrants, as described above. Mr. Youyou currently has no outstanding warrants with Deep Well.

(d) No person is known to Youyou to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the common shares of Deep Well beneficially held by Youyou.

(e) Not Applicable.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Form of Subscription Agreement for private placement dated November 9, 2010 filed with Form 8-K on November 15, 2010 and incorporated herein by reference.

Exhibit 2	Form of Warrant dated November 9, 2010, filed with Form 8-K on November 15, 2010 and incorporated herein by reference.

Exhibit 3	Warrant #31 Amending Agreement, filed with Amendment to Schedule 13D on August 7, 2015 and incorporated herein by reference.

Exhibit 4	Form of Subscription Agreement for private placement dated November 23, 2012, filed with Form 8-K on December 12, 2012 and incorporated herein by reference.

Exhibit 5	Form of Warrant dated November 23, 2012, filed with Form 8-K on December 12, 2012 and incorporated herein by reference.

Exhibit 6	Warrant #32 Amending Agreement, filed with Amendment to Schedule 13D on August 7, 2015 and incorporated herein by reference.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2016

Signature /s/ Malik Youyou

Malik Youyou
Print name above

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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